RICHEMONT

03037659

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

10 November 2003

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

SUPPL

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the announcement in English announcing the appointment of Jan du Plessis as Chairman of British American Tobacco. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Stifel

Alan Grieve

Enclosures

cc: Mr Richard L Muglia

dlw 11/25

PRESS RELEASE – 10 NOVEMBER 2003

JAN DU PLESSIS APPOINTED CHAIRMAN OF BRITISH AMERICAN TOBACCO

Richemont announces that Jan du Plessis, Group Finance Director, has been appointed as Non-Executive Chairman of British American Tobacco p.l.c. by the board of that company. As a result, Mr du Plessis will step down as Group Finance Director of Richemont on 30 April 2004 in order to take up his new responsibilities in July 2004. He will also leave the boards of Compagnie Financière Richemont SA and Richemont SA, Luxembourg on 30 April.

Commenting on Mr du Plessis' decision, Johann Rupert, Executive Chairman of Richemont, said:

" Jan's appointment as Chairman of BAT represents a major opportunity for him and I am genuinely delighted that he has been chosen for the position. We have worked closely together for over 20 years and during that period I have always admired his integrity, diligence, enthusiasm for our business and commitment to his colleagues and the Group as a whole. He played a key role in the formation of Richemont and has made a huge contribution to the Group over the years.

When Jan told me that he wanted to put his name forward for the position, I was initially very reluctant to accept the changes that such an appointment would mean for Richemont. However, I know that Jan will make an excellent Chairman of BAT, bringing to the role his comprehensive knowledge of the tobacco industry, which he has acquired while working with Richemont, as Finance Director of Rothmans International and as a non-executive director of BAT. Taking on the Chairmanship of BAT will be a major challenge but I am sure that it is one that Jan will handle brilliantly.

All my colleagues at Richemont and I will miss Jan very much indeed, both as a business colleague and as a friend. We all wish him every success for the future."

Jan du Plessis commented as follows:

"Having spent my entire working life with the Group, my decision to leave Richemont was clearly a difficult one. It has been a privilege to be part of the team that initially established Richemont and to participate in the tremendous change in the Group that we have seen over the last 15 years. On a personal note, I will always be grateful to Johann for his tremendous loyalty and support, without which much of what I have contributed to Richemont would not have been possible.

Needless to say though, I feel honoured to have been asked to take on the Chairmanship of British American Tobacco and I very much look forward to the challenge and the opportunities that lie ahead."

The Board of Compagnie Financière Richemont SA will hold its regular meeting on Wednesday, 12 November to consider the Group's interim results, which will be announced the following morning. At that meeting, the Board will confirm the appointment of a successor to Mr du Plessis and an announcement in this respect will also be made on Thursday, 13 November.

Richemont is a Swiss luxury goods group. The Group owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Dunhill, Montblanc and Lancel as well as the prestigious watch manufacturers Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne, and Officine Panerai.

In addition to its luxury goods business, Richemont holds a 19.2 per cent interest in the ordinary share capital of British American Tobacco.

Further inquiries: Alan Grieve
Company Secretary
Compagnie Financière Richemont SA